UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

(Commission File No. 001-38051)

China Rapid Finance Limited

2th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 24, 2019, in connection with the Cooperation Agreement, dated June 17, 2019, by and between China Rapid Finance Limited (the “Company”) and Hongkong Outjoy Education Technology Co., Ltd., the Company entered into that certain Warrant to Purchase Class A ordinary shares of the Company (the “Warrant”) with Tianjin Baidayi Management Consulting Limited (“TBMCL”). The Warrant gives TBMCL, in its capacity as administrator of certain limited partnerships comprised of existing lenders on the Company’s marketplace lending platform, the right to purchase up to 66,402,480 Class A ordinary shares of the Company upon the achievement of certain EBITA milestones by a project company that is to be established as a wholly owned subsidiary of the Company. A copy of the Warrant is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit 4.1    Warrant to Purchase Class A Ordinary Shares of China Rapid Finance Limited, dated June 24, 2019, by and among China Rapid Finance Limited and Tianjin Baidayi Management Consulting Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By	:	/s/ Steven Foo
Steven Foo Chief Financial Officer

Date: June 25, 2019